SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Table of Contents

Press Release of September 27, 2012 — Information pursuant to Article 4, Para 2στ of Law 3401/2005 regarding the admission for trading of shares of the company pursuant to stock option plans for the company’s employees and for the employees of its affiliated companies.

Press Release of October 1, 2012 — Coca-Cola Hellenic Bottling Company S.A. announces trading date of new ordinary shares resulting from exercise of Stock Options.

Press Release of October 12, 2012 — Conference call invitation for investors and analysts for the nine months 2012 financial results on Thursday 8 November 2012.

INFORMATION PURSUANT TO ARTICLE 4 PARA 2στ OF LAW 3401/2005 REGARDING THE ADMISSION FOR TRADING OF SHARES OF THE COMPANY PURSUANT TO STOCK OPTION PLANS FOR THE COMPANY’S EMPLOYEES AND FOR THE EMPLOYEES OF ITS AFFILIATED COMPANIES

Athens, Greece — 27 September 2012 - Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”, the “Company”), makes this announcement in connection with the exercise in August 2012 of Stock Options (“Stock Options”) by employees (and former employees) of the Company and its affiliated companies pursuant to Stock Option Plans approved by General Meetings of the Company, in relation to the final details from the implementation of these plans, the exercise prices and the number of shares that were granted and will be listed on the Athens Exchange upon application by the Company as follows:

1.             The offering was made to 63 employees of the Company (42 of which are former employees or employees of the Company’s foreign affiliates). 2 persons (one of which is a former employee) exercised Stock Options by written notice to the Company’s Board of Directors. The offering was made with respect to an aggregate of 6,177,521 new ordinary shares of the Company, of a nominal value of € 1.01 each, out of which 6,165 Stock Options were actually exercised and an equal number of shares were issued.

2.             The total number of Stock Options that have been granted by the Board of Directors to date, as authorised by the General Meeting of shareholders, amounts to 20,579,211. Out of these Stock Options, 9,701,053 are currently in force (i.e. they have neither been exercised nor forfeited), of which 6,171,356 Options have already vested and the others will vest in stages until December 15, 2021.

3.             The exercise price of the new shares is as follows:

Number of plan	Date of approval by the General Meeting	Date of approval by the Board of Directors	Exercise price in EUR before the issuance of bonus shares*		Exercise price in EUR after the bonus issuance and before the adjustment for capital return*		Adjusted exercise price in EUR following the 2009 capital return*		Adjusted exercise price in EUR following the 2011 capital return*		Adjusted exercise price in EUR following the 2012 capital return*	Options exercised / Shares granted	Amount in Euros
1.	06.06.2003	15.12.2003	16.76	**	11.17		9.67		9.17		8.83	0	0.00
2.	06.06.2003	03.12.2004	18.63	**	12.42		10.92		10.42		10.08	0	0.00
3.	17.06.2005	02.12.2005	23.30	**	15.53		14.03		13.53		13.19	0	0.00
4.	17.06.2005	21.03.2006	24.85	**	16.57		15.07		14.57		14.23	0	0.00
5.	17.06.2005	13.12.2006	28.06	**	18.71		17.21		16.71		16.37	0	0.00
6.	17.06.2005	13.12.2007	—		28.75	**	27.25		26.75		26.41	0	0.00
7.	17.06.2005	20.06.2008	—		24.54	**	23.04		22.54		22.20	0	0.00
8.	17.06.2005	11.12.2008	—		11.36	**	9.86		9.36		9.02	6,165	55,608.30
9.	18.06.2009	10.12.2009	—		—		16.54	***	16.04		15.70	0	0.00
10.	18.06.2009	18.03.2010	—		—		20.00	***	19.50		19.16	0	0.00
11.	18.06.2009	09.12.2010	—		—		20.15	***	19.65		19.31	0	0.00
12.	18.06.2009	16.03.2011	—		—		19.37	***	18.87		18.53	0	0.00
13.	18.06.2009	24.06.2011	—		—		—		18.50	***	18.16	0	0.00
14.	18.06.2009	16.12.2011	—		—		—		12.32	***	11.98	0	0.00
Total:												6,165	55,608.30

(*) The exercise price per share in relation to the Company’s Stock Option Plans, as this was initially determined by decisions of the General Meetings of the Company dated 22.11.2001, 06.06.2003 and 17.06.2005 respectively, and subsequently adjusted as a consequence of the decision of the General Meeting dated 15.10.2007 to issue bonus shares. The exercise price per share in relation to the

Company’s Stock Option Plans adjusted further as a consequence of the decision of the Extraordinary General Meeting of the Company dated 16.10.2009 and the decision of the Annual General Meetings of the Company dated 06.05.2011 and 25.06.2012 to return capital to its shareholders.

(**) Denotes that such exercise price was calculated as the average of the Company’s share price at close of trading on the Athens Exchange over the last ten (10) business days prior to the relevant decision of the Board of Directors that granted the Options.

(***) Denotes that such exercise price was equal to the closing price of the Company’s share on the Athens Exchange on the Grant Date.

4.             The Company’s Board of Directors approved the share capital increase on 27 August 2012 and payment of the share capital increase amount was certified by the Company’s Board of Directors on the same date. The Ministry of Development, Competitiveness and Shipping proceeded to the registration of the share capital increase and the certification of its payment with the Companies Registry pursuant to its announcements K2-6599/21.09.2012 & K2-6076/20.09.2012.

5.             As a result of the exercise of the afore-mentioned Stock Options, the share capital of the Company was increased by € 6,226.65 whereas the share premium account was increased by € 49,381.65. As a result, the share capital of the Company amounts to € 370,219,042.07 and is divided into 366,553,507 ordinary shares of a nominal value of € 1.01 each.

6.             The commencement of the trading of the 6,165 new ordinary shares of the Company is expected to be approved by the Board of Directors of the Athens Exchange on 28 September 2012. The trading of the above new shares on the Athens Exchange is expected to commence on 3 October 2012. The new shares will be credited to the securities accounts (SAT accounts) of the beneficial shareholders before such date. The opening price of the Company’s shares on the above date will be determined in accordance with the Regulation of the Athens Exchange.

The person responsible for the accuracy of the information related to the Stock Option Plan is Ms. Simona Popovici, HR Corporate Support Function & Group Rewards Director, tel.: +30 210 618 3132. Interested parties may obtain a copy of this document from the Company’s registered seat (9 Fragoklissias Street, Maroussi) and in electronic form from the Company’s website (www.coca-colahellenic.com), as well as on the website of the Athens Exchange www.ase.gr.

INQUIRIES:
Company contacts:
Coca-Cola Hellenic
Oya Gur	Tel: +30 210 618 3255
Director Investor Relations	email: oya.gur@cchellenic.com

For elements of the Stock Option Plan
Simona Popovici	Tel: +30 210 618 3132
HR Corporate Support Function & Group Rewards Director	email: simona.popovici@cchellenic.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 570 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories.  Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces trading date of new ordinary shares resulting from exercise of Stock Options

Athens, Greece — 1 October 2012 - Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”, the “Company”) announces that as of 3 October 2012, a total of 6,165 new ordinary shares will commence trading on the Athens Exchange. The new shares have been issued as a result of an increase in the share capital of Coca-Cola Hellenic amounting to € 6,226.65 following the exercise of Stock Options by employees of Coca-Cola Hellenic and of its affiliated companies.

The share capital of the Company now amounts to € 370,219,042.07 divided into 366,553,507 shares with a nominal value of € 1.01 each.

The exercise price of the new shares is as follows:

Number of plan	Date of approval by the General Meeting	Date of approval by the Board of Directors	Exercise price in EUR before the issuance of bonus shares*		Exercise price in EUR after the bonus issuance and before the adjustment for capital return*		Adjusted exercise price in EUR following the 2009 capital return*		Adjusted exercise price in EUR following the 2011 capital return*		Adjusted exercise price in EUR following the 2012 capital return*	Options exercised / Shares granted	Amount in Euros
1.	06.06.2003	15.12.2003	16,76	**	11,17		9,67		9,17		8.83	0	0.00
2.	06.06.2003	03.12.2004	18,63	**	12,42		10,92		10,42		10.08	0	0.00
3.	17.06.2005	02.12.2005	23,30	**	15,53		14,03		13,53		13.19	0	0.00
4.	17.06.2005	21.03.2006	24,85	**	16,57		15,07		14,57		14.23	0	0.00
5.	17.06.2005	13.12.2006	28,06	**	18,71		17,21		16,71		16.37	0	0.00
6.	17.06.2005	13.12.2007	—		28,75	**	27,25		26,75		26.41	0	0.00
7.	17.06.2005	20.06.2008	—		24,54	**	23,04		22,54		22.20	0	0.00
8.	17.06.2005	11.12.2008	—		11,36	**	9,86		9,36		9.02	6,165	55,608.30
9.	18.06.2009	10.12.2009	—		—		16,54	***	16,04		15.70	0	0.00
10.	18.06.2009	18.03.2010	—		—		20,00	***	19,50		19.16	0	0.00
11.	18.06.2009	09.12.2010	—		—		20,15	***	19,65		19.31	0	0.00
12.	18.06.2009	16.03.2011	—		—		19,37	***	18,87		18.53	0	0.00
13.	18.06.2009	24.06.2011	—		—		—		18,50	***	18.16	0	0.00
14.	18.06.2009	16.12.2011	—		—		—		12,32	***	11.98	0	0.00
Total:												6,165	55,608.30

(*)The exercise price per share in relation to the Company’s Stock Option Plans, as this was initially determined by decisions of the General Meetings of the Company dated 22.11.2001, 06.06.2003 and 17.06.2005 respectively, and subsequently adjusted as a consequence of the decision of the General Meeting dated 15.10.2007 to issue bonus shares. The exercise price per share in relation to the Company’s Stock Option Plans adjusted further as a consequence of the decision of the Extraordinary General Meeting of the Company dated 16.10.2009 and the decision of the Annual General Meetings of the Company dated 06.05.2011 and 25.06.2012 to return capital to its shareholders.

(**) Denotes that such exercise price was calculated as the average of the Company’s share price at close of trading on the Athens Exchange over the last ten (10) business days prior to the relevant decision of the Board of Directors that granted the options.

(***) Denotes that such exercise price was equal to the closing price of the Company’s share on the Athens Exchange on the Grant Date.

The Company’s Board of Directors approved the share capital increase on 27 August 2012 and payment of the share capital increase amount was certified by the Company’s Board of Directors on the same date. The Ministry of Development, Competitiveness and Shipping approved and registered the share capital increase with the Registry of Societes Anonymes pursuant to its announcement no K2-6599/21.09.2012 & K2-6076/20.09.2012

The Board of Directors of the Athens Exchange approved on 28 September 2012 the commencement of trading of the 6,165 new ordinary shares of the Company.

The Board of Directors of the Company has resolved that trading of the above new shares on the Athens Exchange will commence on 3 October 2012. The new shares will be credited to the securities accounts (SAT accounts) of the beneficial shareholders before such date. The opening price of the Company’s shares on the above date will be determined in accordance with the Regulation of the Athens Exchange.

Information pursuant to article 4 para. 2στ of Law 3401/2005 is available at the offices of the Company at Maroussi, Attiki (9 Fragoklissias Street), and in electronic form on the website of the Company www.coca-colahellenic.com, as well as on the website of Athens Exchange www.ase.gr

INQUIRIES:
Company contacts:
Coca-Cola Hellenic
Oya Gur	Tel: +30 210 618 3255
Investor Relations Director	email: oya.gur@cchellenic.com

FOR ELEMENTS OF THE STOCK OPTION PLAN
Simona Popovici	Tel: +30 210 618 3132
HR Corporate Support Function & Group Rewards Director	email: simona.popovici@cchellenic.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 570 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories.  Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Conference call invitation for investors and analysts for the nine months 2012 financial results on Thursday 8 November 2012

Athens, Greece — 12 October 2012 — Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, Company) announces that it would release its nine months 2012 financial results on Thursday 8 November 2012 at 8:30 am Athens Time, 6:30 am London Time, 1:30 am New York Time. The press release will be available as of that time on the company website: www.coca-colahellenic.com.

Coca-Cola Hellenic’s management will host a conference call with financial analysts, discussing the results on:

Date:	Thursday 8 November 2012

Time:	4:00 pm Athens Time
2:00 pm London Time
9:00 am New York Time

Duration:	1 Hour

Participants should dial one of the following numbers and quote ‘Coca-Cola Hellenic’:

Greek participants please dial	00800 4413 1378
US participants please dial	+1 866 819 7111
UK participants please dial	0800 953 0329
Other Intl’ participants please dial	+44 1452 542 301

The conference call, which will include management’s remarks, followed by a question and answer session, will last approximately one hour.

Alternatively, participants can log on to www.coca-colahellenic.com/investorrelations/Webcasts/ to listen the conference call through the internet.

Please dial-in approximately 10 minutes ahead of the scheduled start time to ensure your participation.

Replay after the conference call:

This service will be available until and including Thursday 15 November 2012

Greece and other international callers please dial	+44 1452 55 00 00
US callers please dial	1866 247 4222
UK callers please dial	0800 953 1533

Access code: 1602505#

Replay through the Internet:

An audio archive of the same replay can also be accessed following the conference call through the Internet at www.coca-colahellenic.com/investorrelations/Webcasts/. This service will be available until Thursday 22 November 2012.

ENQUIRIES

Oya Gur	Tel: +30 210 618 3255
Investor Relations Director	email : oya.gur@cchellenic.com

Panagiotis Vergis	Tel: +30 210 618 3124
Investor Relations Manager	email : panagiotis.vergis@cchellenic.com

European press contact:
Pendomer Communications LLP	Tel: (+44) 0 203 6035 222
Greg Quine	email: greg.quine@pendomer.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of 579 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel, Director of Strategic Development & Company Secretary

Date: October 31, 2012